CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

April 17, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on February 18, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 31, 2019 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – May, FT Cboe Vest U.S. Equity Deep Buffer ETF – May and FT Cboe Vest U.S. Equity Buffer Strategy ETF (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here.

Please note that all comments and responses apply to each of the Funds.

Comment 1 – Principal Investment Strategies

At the end of the second bullet point on page nine, please add “of the Underlying ETF at the beginning of the Target Outcome Period.”

Response to Comment 1

The prospectuses will be revised in accordance with this comment.

Comment 2 – Exhibits

Please file executed agreements, as opposed to “form of” agreements, prior to the effectiveness of the Funds.

Response to Comment 2

The Funds confirm that executed agreements will be filed prior to the effectiveness of the Funds.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess